UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Amendment No. 6

to

SCHEDULE TO

Tender Offer Statement under Section 14(d)(1) or 13(e)(1)

of the Securities Exchange Act of 1934

REGIONAL HEALTH PROPERTIES, INC.

(Name of Subject Company and Filing Person (Issuer))

10.875% Series A Cumulative Redeemable Preferred Shares

(Title of Class of Securities)

75903M200

(CUSIP Number of Class of Securities)

Amendment No. 6

to

SCHEDULE 13E-3

Rule 13e-3 Transaction Statement under Section 13(e)

of the Securities Exchange Act of 1934

REGIONAL HEALTH PROPERTIES, INC.

(Name of the Issuer and Person Filing Statement)

10.875% Series A Cumulative Redeemable Preferred Shares

(Title of Class of Securities)

75903M200

(CUSIP Number of Class of Securities)

Brent Morrison

Chief Executive Officer and President

Regional Health Properties, Inc.

454 Satellite Boulevard NW, Suite 100

Suwanee, Georgia 30024

(678) 869-5116

(Name, address and telephone number of person authorized to receive notices and communications on behalf of filing person)

Copies to:

Joshua Davidson

Clinton W. Rancher

Baker Botts L.L.P.

910 Louisiana Street

Houston, Texas 77002

(713) 229-1234

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third-party tender offer subject to Rule 14d-1.
☒	issuer tender offer subject to Rule 13e-4.
☒	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☒

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)
☐	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

SCHEDULE TO/13E-3

This Tender Offer Statement and Rule 13e-3 Transaction Statement on Schedule TO (this “Schedule TO”) relates to the now terminated offer (the “Exchange Offer”) by Regional Health Properties, Inc. (the “Company”) to exchange any and all outstanding shares of the Company’s 10.875% Series A Cumulative Redeemable Preferred Shares (the “Series A Preferred Stock”) tendered in the Exchange Offer for newly issued shares of the Company’s 12.5% Series B Cumulative Redeemable Preferred Shares (the “Series B Preferred Stock”).

The Exchange Offer was made upon the terms and subject to the conditions set forth in the proxy statement/prospectus (the “Initial Prospectus”), which is filed as exhibit (a)(1)(i) hereto, Prospectus Supplement No. 1 to the Initial Prospectus, dated March 29, 2022 (“Prospectus Supplement No. 1”), which is filed as exhibit (a)(1)(iv) hereto, Prospectus Supplement No. 2 to the Initial Prospectus, dated May 3, 2022 (“Prospectus Supplement No. 2”), which is filed as exhibit (a)(1)(v) hereto, Prospectus Supplement No. 3 to the Initial Prospectus, dated May 31, 2022 (“Prospectus Supplement No. 3”), which is filed as exhibit (a)(1)(vi) hereto, and Prospectus Supplement No. 4 to the Initial Prospectus, dated June 1, 2022 (together with the Initial Prospectus, Prospectus Supplement No. 1, Prospectus Supplement No. 2 and Prospectus Supplement No. 3 and as they may be supplemented and amended from time to time, the “Prospectus”), which is filed as exhibit (a)(1)(vii) hereto, and in the related letter of transmittal (as it may be supplemented and amended from time to time, the “Letter of Transmittal” and, together with the Prospectus, the “Offering Documents”), which is filed as exhibit (a)(1)(ii) hereto.

This Schedule TO is being filed in satisfaction of the reporting requirements of Rules 13e-3 and 13e-4 promulgated under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and is the final amendment to this Schedule TO made to report the results of the Exchange Offer. Except as amended or supplemented hereby, all terms of this Schedule TO and the exhibits thereto remain unchanged.

Item 4.	Terms of the Transaction.

(a)	Material Terms.

Item 4(a) of this Schedule TO is hereby amended and supplemented by inserting the following paragraphs at the end thereof:

On July 25, 2022, the Company announced that it had terminated the Exchange Offer because of a failure to obtain the requisite shareholder approvals required as conditions to the closing of Exchange Offer, which could not be waived. No shares of Series B Preferred Stock will be created, designated or issued. In addition, the shares of Series A Preferred Stock will remain outstanding, with no change to the terms and provisions of the Series A Preferred Stock. No shares of Series A Preferred Stock were exchanged by the Company for Series B Preferred Stock pursuant to the Exchange Offer and the shares of Series A Preferred Stock previously tendered in the Exchange Offer will be promptly returned to tendering holders. No consideration will be paid or become payable to holders who have properly tendered their shares of Series A Preferred Stock in the Exchange Offer.

The Company’s press release, dated July 25, 2022, announcing the termination of the Exchange Offer, as well as the results of the special meeting of the Company’s shareholders in connection with the Exchange Offer, is included as Exhibit (a)(5)(xiv) hereto.

Item 12.	Exhibits.

Exhibit	Description

(a)(1)(i)	Proxy Statement/Prospectus, dated February 28, 2022 (the “Initial Prospectus”) (incorporated by reference to the Company’s filing on February 28, 2022 pursuant to Rule 424(b)(3) (Reg. No. 333-256667) under the Securities Act of 1933).

(a)(1)(ii)*	Letter of Transmittal.

(a)(1)(iii)*	Notice of Guaranteed Delivery.

(a)(1)(iv)	Prospectus Supplement No. 1 to the Initial Prospectus (incorporated by reference to the Company’s filing on March 29, 2022 pursuant to Rule 424(b)(3) (Reg. No. 333-256667) under the Securities Act of 1933).

(a)(1)(v)	Prospectus Supplement No. 2 to the Initial Prospectus (incorporated by reference to the Company’s filing on May 3, 2022 pursuant to Rule 424(b)(3) (Reg. No. 333-256667) under the Securities Act of 1933).

(a)(1)(vi)	Prospectus Supplement No. 3 to the Initial Prospectus (incorporated by reference to the Company’s filing on June 1, 2022 pursuant to Rule 424(b)(3) (Reg. No. 333-256667) under the Securities Act of 1933).

(a)(1)(vii)	Prospectus Supplement No. 4 to the Initial Prospectus (incorporated by reference to the Company’s filing on June 1, 2022 pursuant to Rule 424(b)(3) (Reg. No. 333-256667) under the Securities Act of 1933).

(a)(4)	The Prospectus (see Exhibits (a)(1)(i), (a)(1)(iv) , (a)(1)(v), (a)(1)(vi) and (a)(1)(vii) ).

(a)(5)(i)	Form of Amended and Restated Article III of the Amended and Restated Articles of Incorporation of Regional Health Properties, Inc. (included as Annex A to the Initial Prospectus, see Exhibit (a)(1)(i)).

(a)(5)(ii)	Form of Amended and Restated Section 2.1 of the Amended and Restated Articles of Incorporation of Regional Health Properties, Inc. (included as Annex B-1 to the Initial Prospectus, see Exhibit (a)(1)(i)).

Exhibit	Description

(a)(5)(iii)	Form of Article X of the Amended and Restated Articles of Incorporation of Regional Health Properties, Inc. (included as Annex B-2 to the Initial Prospectus, see Exhibit (a)(1)(i)).

(a)(5)(iv)	The Company’s Annual Report on Form 10-K for the year ended December 31, 2021 (incorporated by reference to the Company’s Annual Report on Form 10-K for the year ended December 31, 2021 filed on February 22, 2022).

(a)(5)(v)	Press Release, dated June 1, 2021 (incorporated by reference to the Company’s filing pursuant to Rule 425 under the Securities Act of 1933 filed on June 1, 2021).

(a)(5)(vi)	Press Release, dated August 16, 2021 (incorporated by reference to Exhibit 99.1 of the Company’s Current Report on Form 8-K filed on August 17, 2021).

(a)(5)(vii)	Press Release, dated February 28, 2022 (incorporated by reference to Exhibit 99.1 of the Company’s Current Report on Form 8-K filed on February 28, 2022).

(a)(5)(viii)	Investor Presentation, dated February 2022 (incorporated by reference to Exhibit 99.2 of the Company’s Current Report on Form 8-K filed on February 28, 2022.

(a)(5)(ix)	Press Release, dated February 28, 2022 (incorporated by reference to Exhibit 99.1 of the Company’s Current Report on Form 8-K filed on February 28, 2022).

(a)(5)(x)	Press Release, dated March 29, 2022 (incorporated by reference to Exhibit 99.1 of the Company’s Current Report on Form 8-K filed on March 29, 2022.

(a)(5)(xi)	Press Release, dated May 3, 2022 (incorporated by reference to Exhibit 99.1 of the Company’s Current Report on Form 8- K filed on May 3, 2022.

(a)(5)(xii)	Press Release, dated June 1, 2022 (incorporated by reference to Exhibit 99.1 of the Company’s Current Report on Form 8- K filed on June 1, 2022.

(a)(5)(xiii)	Press Release, dated July 15, 2022 (incorporated by reference to the Company’s filing pursuant to Rule 425 on July 15, 2022).

(a)(5)(xiv)	Press Release, dated July 25, 2022 (incorporated by reference to Exhibit 99.1 of the Company’s Current Report on Form 8- K filed on July 26, 2022).

(b)	Not applicable.

(d)(1)	Amended and Restated Articles of Incorporation of Regional Health Properties, Inc. (incorporated by reference to Exhibit 3.1 of the Company’s Current Report on Form 8-K12B filed on October 2, 2017).

(d)(2)	Regional Health Properties, Inc. 2020 Equity Incentive Plan (incorporated by reference to Exhibit 99.1 of the Company’s Current Report on Form 8-K filed on December 17, 2020).

(g)	Not applicable.

(h)	Tax Opinion of Baker Botts L.L.P. (incorporated by reference to Exhibit 8.1 of the Company’s Amendment No. 2 to Registration Statement on Form S-4 (Reg. No. 333-256667) filed on February 11, 2022).

107*	Filing Fee Table.

*	Previously filed.

SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:    July 28, 2022

Regional Health Properties, Inc.

/s/ Brent Morrison
Brent Morrison Chief Executive Officer and President